

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. A. Mark Zeffiro
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

  RE: TriMas Corp
     Form 10-K for the Year Ended December 31, 2009
     Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
     September 30, 2010
     Definitive Proxy filed on April 5, 2010
     File No. 1-10716

Dear Mr. Zeffiro:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief